UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Pixie Dust Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

72582J103**

(CUSIP Number)

Yoichi Ochiai

c/o Pixie Dust Technologies, Inc.

2-20-5 Kanda Misaki-cho, Chiyoda-ku

Tokyo 101-0061, Japan

Tel: +81(0)3-5244-4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the common shares of the Issuer. CUSIP number 72582J103 has been assigned to the American Depositary Shares of the Issuer, which are listed on The NASDAQ Capital Market under the symbol “PXDT.” Each American Depositary Share represents one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582J103	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Yoichi Ochiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,165,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,165,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,165,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents (i) 3,162,600 common shares held directly by Mr. Ochiai, and (ii) an aggregate of 2,400 common shares that may be issued upon exercise of stock options previously issued to Mr. Ochiai, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)

This percentage is based on 14,702,267 common shares outstanding immediately after the IPO (defined thereafter), as disclosed in the Issuer’s Prospectus (File No. 333-272476) dated as of July 31, 2023, filed with the U.S. Securities and Exchange Commission.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares, no par value (the “Common Shares”), of Pixie Dust Technologies, Inc., a joint stock corporation with limited liability organized under the laws of Japan (the “Issuer”), whose principal executive offices are located at 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo 101-0061, Japan.

The Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share, are listed on The NASDAQ Capital Market under the symbol “PXDT.”

Item 2.	Identity and Background.

(a)	This Statement is being filed by Mr. Yoichi Ochiai (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is c/o Pixie Dust Technologies, Inc., 2-20-5 Kanda Misaki-cho, Chiyoda-ku, Tokyo 101-0061, Japan.

(c)	The Reporting Person is the Chief Executive Officer, a Director and the co-founder of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is currently deemed to beneficially own an aggregate of 3,165,000 Common Shares, consisting of (i) 3,162,600 Common Shares held directly by the Reporting Person, and (ii) an aggregate of 2,400 Common Shares that may be issued upon exercise of certain stock options held by the Reporting Person which are exercisable within 60 days from the date hereof.

The outstanding Common Shares currently beneficially owned by the Reporting Person were acquired by the Reporting Person over several years through various means, including (i) 3,066,000 Common Shares issued to the Reporting Person in exchange for his contribution of capital and expertise to the Issuer in connection with the formation of the Issuer entity in Japan, (ii) 96,600 Common Shares previously purchased by the Reporting Person from another existing shareholder of the Issuer, and (iii) an aggregate of 2,400 Common Shares that may be issued upon exercise of stock options granted to the Reporting Person pursuant to the Issuer’s Seventh Series of Stock Acquisition Rights for Common Shares in 2020 in connection with his service as the Issuer’s Chief Executive Officer, which are exercisable within 60 days from the date hereof.

The sources of funding for the acquisitions of the Reporting Person’s Common Shares were the Reporting Person’s personal funds.

IPO

On August 3, 2023, the Issuer closed its initial public offering (the “IPO”) of 1,666,667 ADSs, each ADS representing one Common Share, at a price to the public of $9.00 per ADS, before underwriting discounts and commissions. The Reporting Person did not sell or offer to sell any of his Common Shares in the IPO.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above is hereby incorporated by reference in this Item 4.

The Reporting Person is the co-founder of the Issuer and has served as its Chief Executive Officer and a representative director since the Issuer’s inception. Therefore, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D. The Reporting Person also reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional Common Shares and/or retain and/or sell all or a portion of the Common Shares held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Shares held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the ADSs representing the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of the Common Shares by the Reporting Person will be subject to the Issuer’s policies, including its insider trading policy, as applicable.

Item 5.	Interest in Securities of the Issuer.

(a) (b)

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5. As of the date hereof, the Reporting Person may be deemed the beneficial owners of an aggregate of 3,165,000 Common Shares, representing approximately 21.5% of the issued and outstanding Common Shares of the Issuer.

For purposes of this Statement, the Reporting Person has assumed that the total number of the Issuer’s issued and outstanding Common Shares immediately after the IPO is 14,702,267, as disclosed in the Issuer’s Prospectus (File No. 333-272476) dated as of July 31, 2023, filed with the U.S. Securities and Exchange Commission.

(c)	Except as described above, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference.

Lock-up Agreement

In connection with the IPO, the Reporting Person has entered in a Lock-up Agreement (the “Lock-up Agreement”) with the underwriters of the IPO, pursuant to which the Reporting Person has agreed, that for a period of twelve (12) months from August 1, 2023, the Reporting Person will not, without the prior written consent of the representative of the underwriters to the IPO, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any ADSs or common shares or any securities convertible into or exercisable or exchangeable for the ADSs or common shares of the Issuer (collectively, the “Lock-Up Securities”), whether now owned or hereafter acquired by the Reporting Person or with respect to which the Reporting Person has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction described in clauses (i) or (ii) above is to be settled by delivery of the Lock-Up Securities or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing, and (iii) make any demand for or exercise any right with respect to the registration of any of the Lock-Up Securities, subject to certain customary exceptions and exemptions.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by the contents of the form of the Lock-up Agreement, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Form of Lock-up Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 14, 2023	By:	/s/ Yoichi Ochiai
Yoichi Ochiai